Contact

www.linkedin.com/in/manuel-oblitas-8a70018 (LinkedIn)
www.vndx.com (Company)

Top Skills

Web Design
Web Applications
Mobile Applications

Languages

English (Native or Bilingual)
Spanish (Native or Bilingual)

Certifications

HUB Certified Business
HABE MBE SBE

Manuel Oblitas

Co-Founder at vndx.com, livecomm.com
San Antonio

Summary

Peruano with a passion for technology. I co founded the following companies:
- VND, a software development firm established in 2002 in the San Antonio, Texas Area. My team helps businesses create from custom websites to complex mobile and server applications. You can visit our company website at www.vndx.com
- Livecomm.com, a mass texting startup. www.livecomm.com
- Netservers.com, a dedicated and shared server hosting business (under VND). We operate two data centers in San Antonio, TX and colocate all over the world via our upstream networks.

Experience

Visual Net Design, LC
Co-Founder
January 2002 - Present (19 years 6 months)
San Antonio, Texas Area

I provide executive oversight at Visual Net Design(VND) across all operations. VND develops software for web and standalone server and mobile systems (server and small factor computing devices), web design, database design, graphic design and web marketing. We also cover web server hosting, manage our own hosting networks as well as provide IT support for local companies.

Livecomm.com
Co-Founder
March 2014 - Present (7 years 4 months)
San Antonio, Texas Area

Livecomm.com is a startup focused on affordable mass texting, phone number leasing, call redirection, pre-recorded messaging and automatic call history log generation. We are currently serving the US market.

Realty MPG
Co-Founder

April 2016 - Present (5 years 3 months)

RealtyMPG is a startup focused on providing marketing tools to real estate agents. Our first offering is access below market pricing for home remodeling materials such as flooring, tile, paint related products.

Sedona Staffing
Recruiter
January 2000 - January 2002 (2 years 1 month)
San Marcos, Texas

Recruited in English and Spanish. Executed cold sales calls to request more business. Assisted prospect employees in filling out proper government regulated paperwork for employment. Provided 2 daily 30 min. orientations to groups of about 20 people that covered safety in the workplace, OSHA regulations, benefit package review and more. These were done in both English and Spanish.

Placed new employees at the Coleman factory plant in New Braunfels and Flextronics, a plastic molding company supplying PC cases to Dell computers.

Dealt with claims from TWC, managed appealing process and was present when court appearance was solicited. Created and maintained the company's website. Translated all company forms in to Spanish.

Harris Corporation
Printed Circuit Board Technician
September 1995 - December 1997 (2 years 4 months)

Harris Corporation is an American technology company, defense contractor and information technology services provider that produces wireless equipment, tactical radios, electronic systems, night vision equipment and both terrestrial and spaceborne antennas for use in the government, defense and commercial sectors. I worked assembling and testing printed board circuit (PCB) components on to motherboards which were guided through wave soldering for implementation on microwave towers for cell phone carriers.

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Education

Stanford University Graduate School of Business
Entrepreneurship/Entrepreneurial Studies · (2016)

San Antonio College

Biology, General · (1995 - 2000)